Exhibit 99.1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
ORIENTAL RISE HOLDINGS LIMITED
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025

Oriental Rise Holdings Limited
Consolidated statements of financial position
As of June 30, 2025
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

		As of December 31, 2024	As of June 30, 2025
	Note	USD’000 (audited)	USD’000 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	8	43,015	42,095
Trade receivables, net	9	681	1,264
Inventories	10	1,869	3,733
Prepayments and other current assets		1	5
Total current assets		45,566	47,097

Property, plant and equipment, net	11	25,691	25,682
Deposits paid for acquisition of property, plant and equipment		103	—
Right-of-use assets	12	164	157
Deferred tax assets	13	596	723
Total non-current assets		26,554	26,562
Total assets		72,120	73,659

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	17	—	140
Trade payables	14	28	—
Accruals and other payables	15	357	564
Amounts due to related parties	16	1,422	1,135
Current portion of lease liabilities	12	17	18
Income tax payable		13	109
Total current liabilities		1,837	1,966

Lease liabilities, non-current portion	12	179	182
Total non-current liabilities		179	182
Total liabilities		2,016	2,148

Shareholders’ equity
Ordinary shares (US$0.0008 par value, 125,000,000 shares authorized, 22,012,500 shares issued and outstanding)	18	18	18
Receivables from shareholders		(3,210)	(3,210)
Share premium	18	11,745	11,745
Retained profits		64,707	64,815
Accumulated other comprehensive loss		(5,695)	(4,396)
Other reserves	18	2,539	2,539
Total shareholders’ equity		70,104	71,511
Total liabilities and shareholders’ equity		72,120	73,659

Oriental Rise Holdings Limited
Consolidated statements of operations
For the six months ended June 30, 2025
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

		Six months ended June 30
		2024	2025
	Note	(unaudited) USD’000	(unaudited) USD’000
Revenues from sales of product	3	7,695	4,998
Cost of sales		(5,030)	(4,091)
Gross profit		2,665	907

Operating expenses:
Selling and distribution costs		(32)	(43)
Administrative expenses		(460)	(681)
Total operating expenses		(492)	(724)

Operating profit		2,173	183

Other income, net	4	47	66
Finance costs	5	(80)	(7)
Profit before taxation	6	2,140	242
Income tax credit/(expense)	7	51	(134)
Net profit for the period		2,191	108

Earnings per share
Basic and diluted (USD)		0.18	0.01

Weighted-average number of shares
Basic		12,000,000	14,012,500
Diluted		12,000,000	14,012,500

Oriental Rise Holdings Limited
Consolidated statements of comprehensive income
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	Six months ended June 30
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Net profit for the period	2,191	108

Other comprehensive (loss)/income, net of tax:
Foreign currency translation adjustment	(1,604)	1,299
Other comprehensive (loss)/income	(1,604)	1,299
Total comprehensive income for the period	587	1,407

Oriental Rise Holdings Limited
Consolidated statements of changes in equity
For the six months ended June 30, 2025
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

	Share capital	Receivables from shareholders	Share premium	Other Comprehensive Income	Merger reserve	Capital reserve	Statutory reserve	Retained profits	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At 1/1/2025	18	(3,210)	11,745	(5,695)	1	2,291	247	64,707	70,104
Profit and total comprehensive income for the period	—	—	—	1,299	—	—	—	108	1,407
At 30/6/2025 (unaudited)	18	(3,210)	11,745	(4,396)	1	2,291	247	64,815	71,511

At 1/1/2024	16	(3,210)	4,861	(3,783)	1	2,291	247	62,619	63,042
Profit and total comprehensive income for the period	—	—	—	(1,604)	—	—	—	2,191	587
At 30/6/2024 (unaudited)	16	(3,210)	4,861	(5,387)	1	2,291	247	64,810	63,629

Oriental Rise Holdings Limited
Consolidated statements of cash flows
For the six months ended June 30, 2025
(all amounts in thousands of USD)

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Operating activities
Net Profit	2,191	108
Adjustments for:
Income tax (credit)/expense	(51)	134
Depreciation	553	614
Finance costs	80	7
Interest income	(38)	(42)
Operating profit before working capital changes	2,735	821
Changes in assets and liabilities, net of effects of acquisitions:
Inventories	(862)	(1,805)
Trade receivables	38	(563)
Prepayments and other current assets	—	(2)
Trade payables	—	(28)
Accruals and other payables	237	186
Income tax payable	(149)	(155)
Cash generated from/(used in) operating activities	1,999	(1,546)

Investing activities
Interest received	38	42
Payments for acquisition of property, plant and equipment	(1)	—
Cash generated from investing activities	37	42

Financing activities
Proceeds from bank borrowings	—	138
Repayments of bank borrowings	(140)	—
Interest paid	(73)	(1)
Amounts due to related parties	255	(275)
Lease payments	(16)	(6)
Cash generated from/(used in) financing activities	26	(144)
Increase/(decrease) in cash and cash equivalents	2,062	(1,648)
Cash and cash equivalents at the beginning of the period	34,166	43,015
Effect of exchange rate changes	(918)	728
Cash and cash equivalents at the end of the period	35,310	42,095

Supplemental disclosure of cash flows information
Cash paid during the period for income tax	149	155
Cash paid during the period for interest	73	1

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

1. Description of Business

Oriental Rise Holdings Limited (the “Company”) was incorporated and registered on 25 January 2019 in the Cayman Islands as an exempted company with limited liability under the Companies Act (As Revised), Cap. 22 of the Cayman Islands. The registered office of the Company is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. On 17 October 2024, the Company completed the initial public offering (“IPO”) in the Nasdaq Stock Exchange (stock code: ORIS) by issuance of 1,750,000 shares at an offering price of US$4.00 per share, with gross proceeds of US$7,000,000. Under the Underwriting Agreement, the underwriters had the option to purchase up to 262,500 additional Ordinary Shares (the “Over-allotment Shares”) pursuant to the “Over-allotment Option” as described in the Underwriting Agreement. By letter dated October 21, 2024, the underwriters exercised their option to purchase all of the available Over-allotment Shares. The purchase and sale of the Over-allotment Shares was closed on October 23, 2024, resulting in $1,050,000 in additional gross proceeds from the IPO.

The Company’s ultimate holding company is PLENTIFUL THRIVING LIMITED (“Plentiful Thriving”), a company incorporated in the British Virgin Islands (“BVI”). Plentiful Thriving is controlled by Mr. CHUN SUN WONG (“Mr. Wong”). Plentiful Thriving and Mr. Wong are referred to as the controlling shareholder.

The Company is an investment holding company. The Company and its wholly-owned subsidiaries now comprising the Group are principally engaged in production and trading of primarily-processed teas and/or refined teas in the People’s Republic of China (“PRC”). Details of the Company’s wholly-owned subsidiaries are set out in below:

				Percentage of ownership interest/voting power/profit sharing
Name	Place of incorporation and operation	Date of incorporation/ establishment	Issued and paid up capital/registered capital	As of December 31, 2024	As of June 30, 2025	At of date of this report	Principal activities
Wisdom Navigation Limited (“Wisdom Navigation”)	BVI	15 November 2018	USD100/ USD50,000	100%	100%	100%	Investment holding
East Asia Enterprise Limited	Hong Kong	8 October 2012	HK$10,000/ HK$10,000	100%	100%	100%	Investment holding
福建閩東紅茶業科技有限公司 Fujian Min Dong Hong Tea Industrial Technical Company Limited*	PRC	24 May 2013	HK$29,670,000/ HK$35,000,000	100%	100%	100%	Sales of refined teas
福建省青菁農業綜合開發有限公司 Fujian Qing Jing Agricultural Development Company Limited*	PRC	26 May 2008	RMB3,060,000/ RMB3,060,000	100%	100%	100%	Processing of tea leaves and wholesale primarily-processed teas

Notes:

All companies now comprising the Group have adopted December 31 as their financial year end date.

*:	The English names of these companies represent the best effort made by the directors of the Company to translate the Chinese names as these companies have not been registered with any official English names.

2. Significant Accounting Policies

2(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

2(b) Principles of Consolidation

The Consolidated Financial Statements include the financial statements of Oriental Rise Holdings Limited and its wholly-owned subsidiaries.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. All significant intercompany transactions and account balances have been eliminated.

2(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results could differ from those estimates and assumptions. Items subject to such estimates and assumptions include the useful lives of fixed assets, incremental borrowing rates used in leases, impairment of long lived assets and the valuation of financial instruments and inventories are determined as not significant.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The Company’s results can also be affected by economic, political, legislative, regulatory and legal actions. Economic conditions, such as inflation, interest and monetary exchange rates, and government fiscal policies, can have a significant effect on operations. While the Company maintains reserves for anticipated liabilities and carries various levels of insurance, the Company could be affected by civil, criminal, environmental, regulatory or administrative actions, claims, or proceedings.

2(d) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term highly liquid investments which are readily convertible into known amounts of cash and subject to an insignificant risk of change in value, having been within three months of maturity at acquisition. Bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statements of cash flows.

2(e) Inventories

Raw materials and finished goods are valued at the lower of cost or net realizable value. Cost is determined using weighted average method. Finished goods inventories represent costs associated with boxed produce not yet sold. Raw materials primarily represent growing and packaging supplies.

Growing leaves inventories primarily represent the capitalized costs associated with growing tea leaves, consist of but not limited to costs of plantation, cultivation, pest controls, pruning and irrigation etc.

2(f) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Expenditures for additions or renewals and improvements are capitalized; expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its economic life are charged to expense as incurred.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful lives. The principal annual rates used for this purpose are as follows:

Category	Estimated useful lives	Estimated residual values
Bearer plant	24 – 30 years	—
Buildings	5 – 20 years	0 – 5%
Plant and machinery	5 – 10 years	0 – 5%
Office equipment	3 – 10 years	0 – 5%
Motor vehicles	4 years	5%
Software	3 – 10 years	—
Leasehold improvements	10 years	—

2(g) Operating Leases

A lease is defined as a contract that conveys the right to control the use of identified tangible property for a period of time in exchange for consideration. The Group adopted ASC Topic 842 which primarily affected the accounting treatment for operating lease agreements in which the Group is the lessee including leases of lands used in its operations. The Group elected to not recognize right of use assets (“ROU”) and lease liabilities arising from short-term leases with initial lease terms of twelve months or less (deemed immaterial) on the accompanying consolidated balance sheets.

We determine if an arrangement is a lease at inception. Payments under our lease arrangements are fixed. ROU assets and lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is incremental borrowing rate, because the interest rate implicit in the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The Group generally uses the base, non-cancelable, lease term when determining the ROU assets and lease liabilities. ROU assets also include any prepaid lease payments and lease incentives, if any. Operating lease expense is recognized on a straight-line basis over the lease term.

2(h) Impairment of long-lived assets

Long-lived assets include property, plant and equipment and ROU are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not record any impairment losses for the six months ended June 30, 2024 and 2025.

2(i) Financial Instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, trade receivables, prepayments and other current assets, short-term bank borrowings, trade payables, accruals and other payables and amount due to related parties. The carrying values of the Group’s financial instruments approximate their fair values, principally because of the short-term maturity of these instruments or their terms. The Group has no derivative financial instruments.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

2(j) Trade Receivables and Allowance for Credit Losses

Trade receivables are stated at the amount the Group expects to collect. The Group maintains allowances for credit losses. Management considers the following factors when determining the collectability of trade receivables: economic environment, historical experience, creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Allowance for credit losses is made and recorded into administrative expenses based on the aging of trade receivables and on any specifically identified receivables that may become uncollectible. Trade receivables which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group takes a write-off of the account balances when the Group can demonstrate all means of collection on the outstanding balances have been exhausted. Volatility in market conditions and evolving credit trends are difficult to predict and may cause variability and volatility that may have an impact on our allowance for credit losses in future periods. There is no allowance for credit losses or write-off during the six months ended June 30, 2024 and 2025.

2(k) Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Group expects to receive in exchange for those goods or services. The Group applies the following five-step model in order to determine this amount: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Group satisfies each performance obligation.

The Group only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group reviews the contract to determine which performance obligations the Group must deliver and which of these performance obligations are distinct. The Group recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Our revenue consists primarily of the sale of primarily-processed teas and refined teas in the PRC. Sales of products are for cash or otherwise agreed-upon credit terms. Our payment terms vary by customer. Our revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are delivered to the customer, depending upon the method of distribution, and delivery terms. Revenue is measured as the amount of consideration we expect to receive in exchange for our products. We do not allow for a right of return except for matters related to quality.

2(l) Income Taxes

Income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit of the related tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of December 31, 2024 and June 30, 2025, the Group had no uncertain income tax position. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to unrecognized tax liabilities (if any) in interest expenses and administrative expenses, respectively.

The Group recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

2(m) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, lawsuits, and tax disputes. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. As of December 31, 2024 and June 30, 2025, the Group had no such potential material loss contingency.

2(n) Fair Value Measurement

The Group defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group follows the provisions of ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities

Level 2:	applies to assets or liabilities for which there are inputs, other than quoted prices in level 1, that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the asset or liability.

As of December 31, 2024 and June 30, 2025, the carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments

2(o) Foreign currency translation

All of the Group’s operations are conducted in the PRC and as a result, the functional currency of the Group is the Chinese Renminbi (“RMB”). The presentation currency of the Group is the USD.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheet date. Transactions in currencies other than the functional currency are converted into the functional currency at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the statements of operations.

In translating the financial statements of the Company’s subsidiaries in functional currencies into the presentation currency, assets and liabilities are translated from the subsidiaries’ functional currencies to the presentation currency at the exchange rate at the balance sheet date. Equity amounts are translated at historical exchange rates; revenues, expenses, and other gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income/(loss) in the Consolidated Statements of Comprehensive Income.

2(p) Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. The Company adopted this ASU from January 1, 2025, which did not have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

Other accounting standards issued by FASB do not require adoption until a future date are not expected to have a material impact on the CFS upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

3. Revenue and segment information

Revenue

The Group’s revenue was generated from production and trading of primarily-processed teas and refined teas in the PRC. Disaggregation of revenue from contracts with customers recognized at a point in time is as follows:

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Sales of primarily-processed white teas
Premium-grade	1,074	1,197
First-grade	1,665	1,212
Second-grade	1,721	717
Third-grade	1,656	744
Sales of primarily-processed black teas
Premium-grade	207	198
First-grade	431	430
Second-grade	398	304
Third-grade	388	196
Sales of refined teas	155	—
	7,695	4,998

Segment information

Operating segments are defined in the criteria established under the FASB ASC Topic 280 as components of public entities that engage in business activities from which they may earn revenues and incur expenses for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to assess performance and allocate resources. The Company’s CODM assesses performance and allocates resources based on two reporting segments: primarily-processed teas and refined teas.

Total revenues represent sales to unaffiliated customers, as reported in the Consolidated Statements of Operations. The Company evaluates the segments’ performance based on direct margins (gross profit) from operations before selling and distribution costs, administrative expenses, finance costs, other income (expense) and income taxes.

Information by operating segment is as follows:

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Revenues:
Sales of primarily-processed teas	7,540	4,998
Sales of refined teas	155	—
	7,695	4,998
Cost of sales:
Sales of primarily-processed teas	5,001	4,091
Sales of refined teas	29	—
	5,030	4,091
Segment results:
Sales of primarily-processed teas	2,539	907
Sales of refined teas	126	—
	2,665	907

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

3. Revenue and segment information (cont.)

No geographical information is presented as all of the Group’s business is carried out in the PRC and from which the Group’s revenue from external customers is generated.

During the six months ended June 30, 2024 and 2025, the Group made sales to one independent third-party customer which accounted for 10% and 11% of the total revenue, respectively.

Measurement of segment assets and liabilities is not provided regularly to the Group’s CODM and accordingly, no segment assets and liabilities information is presented.

4. Other income/(losses), net

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Other income
– Bank interest income	38	42
– Government grants	9	14
– Others	—	10
	47	66

5. Finance costs

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Interest on bank overdraft	72	—
Interest on bank borrowings	1	1
Interest on leases	7	6
	80	7

6. Profit before income tax expenses

Profit before income tax expenses is arrived at after charging:

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Staff costs (including directors’ remuneration)
Fees, salaries and other benefits	239	379
Defined contribution retirement plan contributions	50	50
	289	429
Other items:
Depreciation of property, plant and equipment	543	604
Depreciation of right-of-use assets	10	10
Directors’ remuneration	23	93
Expenses for listing on Nasdaq	205	—

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

7. Income tax (credit)/expense

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
PRC Enterprise Income Tax Expense
Current tax expense	27	249
Deferred tax credit	(78)	(115)
Income tax credit	(51)	134

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, being March 17, 2021, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Pursuant to the Business Companies Act (the “BC Act”) of the British Virgin Islands (the “BVI”), business companies incorporated pursuant to the BC Act are exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by the company to persons who are not persons resident in the BVI). Capital gains realised with respect to any shares, debt obligations or other securities of a company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Act of the BVI.

No Hong Kong profits tax has been provided as there was no assessable profit earned in or derived from Hong Kong for the six months ended June 30, 2024 and 2025.

The National People’s Congress approved the Corporate Income Tax Law of the PRC (the “New CIT Law”) on 16 March 2007 and the State Council has announced the Detailed Implementation Regulations on 6 December 2007, which has been effective since 1 January 2008. According to the New CIT Law, the income tax rates for both domestic and foreign investment enterprises are unified at 25% effective from 1 January 2008. Pursuant to the relevant PRC tax rules and regulations, the Group’s income derived from the tea plantation is subject to preferential income tax rates of 0% – 12.5%.

A reconciliation between income tax credit and profit before taxation at applicable tax rates is set out below:

	Six months ended June 30,
	2024	2025
	USD’000 (unaudited)	USD’000 (unaudited)
Profit before taxation	2,140	242

Taxation at the applicable tax rate	559	95
Tax effect of preferential tax rates for tea plantation in the PRC	(708)	(185)
Tax effect of non-deductible expenses	71	62
Tax effect of unrecognized tax losses	—	20
Under-provision in prior year	27	142
Income tax (credit)/expense	(51)	134

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

8. Cash and cash equivalents

	As of December 31, 2024	As of June 30, 2025
	USD’000 (audited)	USD’000 (unaudited)
Cash at banks	43,008	42,081
Cash on hand	7	14
Cash and cash equivalents presented in the consolidated statements of financial position	43,015	42,095

9. Trade receivables, net

	As of December 31, 2024	As of June 30, 2025
	USD’000 (audited)	USD’000 (unaudited)
Trade receivables	681	1,264

The Group normally allows credit terms of 60 days to its customers. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the directors.

A concentration analysis on trade receivables from top 5 debtors is as follows:

	As of December 31, 2024	As of June 30, 2025
	USD’000 (audited)	USD’000 (unaudited)
Customer A	14%	9%
Customer B	11%	9%
Customer C	10%	9%
Customer D	9%	9%
Customer E	9%	9%
Others	47%	55%
	100%	100%

10. Inventories

	As of December 31, 2024	As of June 30, 2025
	USD’000 (audited)	USD’000 (unaudited)
Raw materials	295	430
Packaging and other materials	4	4
Growing leaves	1,257	1,372
Finished goods	313	1,927
	1,869	3,733

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

11. Property, plant and equipment

	At December 31, 2024 (audited)
	Original cost	Accumulated depreciation	Assets net
	USD’000	USD’000	USD’000
Bearer plant	31,009	5,558	25,451
Buildings	516	306	210
Plant and machinery	483	454	29
Fixtures and equipment	18	18	—
Motor vehicles	1	1	—
Software	20	20	—
Leasehold improvements	20	19	1
	32,067	6,376	25,691

	At June 30, 2025 (unaudited)
	Original cost	Accumulated depreciation	Assets net
	USD’000	USD’000	USD’000
Bearer plant	31,597	6,257	25,340
Buildings	526	328	198
Plant and machinery	569	463	106
Fixtures and equipment	18	18	—
Motor vehicles	1	1	—
Software	59	21	38
Leasehold improvements	20	20	—
	32,790	7,108	25,682

Depreciation expense for property, plant and equipment for the six months ended June 30, 2024 and 2025 was USD543,000 (unaudited) and USD604,000 (unaudited) respectively.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

12. Leases

Below shows the movements of right-of-use assets and lease liabilities presented in the consolidated statements of financial position:

	Right-of-use assets	Lease liabilities
	USD’000	USD’000
As of January 1, 2025 (audited)	164	196
Depreciation expense	(10)	—
Interest expense		6
Payment	—	(6)
Exchange adjustments	3	4

As of June 30, 2025 (unaudited)	157	200

The lease liabilities based on their maturity are as follows:

	As of December 31, 2024	As of June 30, 2025
	USD’000 (audited)	USD’000 (unaudited)
Analyzed into:
Within one year	17	18
In the second to fifth year, inclusive	63	60
Over fifth year	116	122
	196	200

Leases include prepaid land lease and lease of properties. Prepaid land lease represents the cost of the rights of the use of the land in respect of leasehold land in the PRC, on which the Group’s buildings and tea garden are situated. The prepaid land lease’ terms are 26 to 30 years. The lease terms of properties are 5 to 10 years from inception.

13. Deferred tax assets

The followings presented the category of deferred tax assets recognized by the Group and movements thereon:

	Tax losses	Depreciation	Others	Total
	USD’000	USD’000	USD’000	USD’000
As of January 1, 2025 (audited)	82	517	(3)	596
(Charged) Credit for the period	—	102	13	115
Exchange adjustments	2	11	(1)	12
As of June 30, 2025 (unaudited)	84	630	9	723

14. Trade payables

	As of December 31, 2024	As of June 30, 2025
	USD’000 (audited)	USD’000 (unaudited)
Trade payables	28	—

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

15. Accruals and other payables

	As of December 31, 2024	As of June 30, 2025
	USD’000 (audited)	USD’000 (unaudited)
Wages payables	110	145
Other payables and accruals	188	401
Deferred government grants	14	6
Other tax payables	45	12
	357	564

16. Amounts due to related parties

	As of December 31, 2024	As of June 30, 2025
Name of related parties	USD’000 (audited)	USD’000 (unaudited)
Mr. CHUN SUN WONG	586	308
Mr. ZHUO WANG	836	827
	1,422	1,135

Mr. CHUN SUN WONG is the controlling shareholder of the Group. The amount due to him is unsecured, interest-free and repayable on demand.

Mr. ZHUO WANG is the shareholder of the Group. The amount due to him is unsecured, interest-free and repayable on demand.

17. Short-term bank borrowings

In March 2025, the Group entered into a 12-month operating loan agreement with Agricultural Bank of China. The Company received a fund of RMB 1,000,000 (approximately US$140,000) with an annual interest rate of 1-year loan prime rate plus 0.15%. The loan is ultimately guaranteed by a director.

The short-term bank borrowing is subject to the fulfillment of the following financial covenants at all time:

- The borrower’s debt to assets ratio must not exceed 80%; and

- The borrower must not report negative operating cash flows for the three years in the future.

In the event of a breach of these covenants, the short-term bank borrowing may become repayable on demand. As of 30 June 2025, the Directors consider there is no significant adverse financial impacts notwithstanding the Group reported negative operating cash flows for the six months ended June 30, 2025.

18. Share capital and reserves

Ordinary shares

As of December 31, 2022, the Company’s had an authorized share capital of HK$380,000 divided into 38,000,000 authorized ordinary shares with a par value of HK$0.01 each, of which 100 ordinary shares were issued and fully paid with a par value of HK$0.01 per share.

As per the resolution approved by the board of directors and by the members of the Company on January 10, 2023, the authorized share capital of the Company became US$100,000 divided into 100,000,000 shares with a par value of US$0.001 each.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

18. Share capital and reserves (cont.)

As part of the recapitalization process on January 10, 2023, the Company issued a total of 9,599,900 ordinary shares to three co-founding shareholders, namely PLENTIFUL THRIVING LIMITED, AFFLUENT KIND LIMITED, and Deming Zhou. These shares were issued at a nominal consideration of US$0.001 per share.

In accordance with ASC 260, the company has retroactively restated all shares and per share data for the periods presented, taking into consideration of the nominal issuance.

On January 10, 2023, the Company issued a total of 6,400,000 ordinary shares to three new investors, namely WZ GLOBAL (BVI) LIMITED, ECF (BVI) LIMITED and HKC GLOBAL (BVI) LIMITED of a par value of US$0.001 per share. These shares were issued at a consideration of US$0.5 per share resulting in a share premium of approximately US$3,194.000.

On September 27, 2023, the Company subdivided each of the then issued and unissued ordinary shares of a par value of US$0.001 per ordinary share of the Company into 1.25 Ordinary Share of a par value of US$0.0008 per ordinary share of the Company, or the “Subdivision”. As a result of the Subdivision, the total of 16,000,000 issued and outstanding ordinary share of a par value of US$0.001 per ordinary share prior to the Subdivision became 20,000,000 issued and outstanding ordinary shares of a par value of US$0.0008 per ordinary share. Following the Subdivision, existing shareholders maintained their relative ownership interest percentage in the Company. The Subdivision also changed the par value of the ordinary shares from US$0.001 per ordinary share to US$0.0008 per ordinary share, and the authorized share capital of the Company changed from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 per ordinary share to US$100,000 divided into 125,000,000 ordinary shares of a par value of US$0.0008 per ordinary share.

In accordance with ASC 260, the Company has retroactively restated all shares and per share data for the periods presented, taking into consideration of the subdivision of shares.

On 17 October 2024, the Company completed the initial public offering (“IPO”) in the Nasdaq Stock Exchange (stock code: ORIS) by issuance of 1,750,000 shares at an offering price of US$4.00 per share, with gross proceeds of US$7,000,000. Under the Underwriting Agreement, the underwriters had the option to purchase up to 262,500 additional Ordinary Shares (the “Over-allotment Shares”) pursuant to the “Over-allotment Option” as described in the Underwriting Agreement. By letter dated October 21, 2024, the underwriters exercised their option to purchase all of the available Over-allotment Shares. The purchase and sale of the Over-allotment Shares was closed on October 23, 2024, resulting in $1,050,000 in additional gross proceeds from the IPO.

Other reserves

Other reserves as presented in the consolidated statements of financial position represent the sum of merger reserve, capital reserve and statutory reserve as disclosed in the consolidated statement of changes in equity.

Merger reserve

The merger reserve represents the difference between the nominal value of the share capital of the subsidiaries acquired as a result of the reorganization and the nominal value of the share capital of the Company issued in exchange thereof.

Capital reserve

Capital reserve represents the capital contribution by Mr. Wong Chun Sun, the controlling shareholder of the Company, to a subsidiary without allotting and issuing new shares.

Statutory reserve

In accordance with the PRC Company Law, the PRC subsidiary of the Group is required to allocate 10% of its profit after tax to the statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the PRC subsidiary. Subject to certain restrictions set out in the PRC Company Law, part of the SSR may be converted to increase paid-up capital/issued capital of the PRC subsidiary, provided that the remaining balance after the capitalization is not less than 25% of the registered capital. All non-PRC subsidiaries are not required to make appropriation for statutory reserve.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the six months ended June 30, 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

19. Employee retirement benefits

The employees of the Group in the PRC are members of a state-managed pension obligations operated by the PRC Government. The Group is required to contribute a specified percentage of payroll costs as determined by respective local government authority to the pension obligations to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the specified contributions under the scheme.

20. Banking facilities

As of June 30, 2025, total banking facilities available to the Group amounting to not less than US$140,000 (unaudited) are secured by a guarantee from a director of the Company for the short-term bank borrowings.

As of June 30, 2025, the Group had utilized the facilities in the amount of approximately US$140,000.

During the year ended December 31, 2024, the Group repaid all bank loans and cancelled all the banking facilities. Therefore, there was no banking facilities available to the Group as of December 31, 2024.

21. Dividends

No dividend has been paid or declared by the Company since its date of incorporation.

22. Capital commitments

	As of December 31, 2024	As of June 30, 2025
	USD’000 (audited)	USD’000 (unaudited)
Capital expenditure in respect of acquisition of the contractual management rights:
Total contract sum	25,892	26,383
Less: Amounts paid and recognized as cost of property, plant and equipment	(11,565)	(11,785)
Contracted for but not provided in the Consolidated Financial Statement	14,327	14,598

Capital commitments as of June 30, 2025 and December 31, 2024 are mainly related to the acquisition of 5,300 mu (equivalent to approximately 3,533,351 sq. m.) of tea trees situated in the tea gardens. On February 17, 2023, the Group entered into a supplementary agreement with the village committee of Changguan Village, acquiring a tea garden encompassing 1,014mu (approximately 676,000 square meters). This was followed by another supplementary agreement with the village committee of Shakengli Village, acquiring an additional tea garden spanning 800mu (approximately 533,334 square meters). As per the Company, the contractual management rights for the remaining related land lots will be progressively transferred between 2025 and 2026.

23. Contingent liabilities

As of December 31, 2024 and June 30, 2025, the Group did not have any significant contingent liabilities.

24. Events after the reporting period

On 23 July 2025, the Company closed its public offering of 14,800,000 units at a price of US$0.4681 per Unit. Each unit consists of one ordinary share (or one pre-funded warrant to purchase one ordinary share in lieu thereof), par value US$0.0008 per share, and one common warrant to purchase one ordinary share. Each common warrant is exercisable immediately on the date of issuance at an exercise price of US$0.4681 per share and will expire five years from the date of issuance. The Company entitled gross proceeds, before deducting placement agent fees and other offering expenses, of approximately US$6.9 million from the issuance of these units.

These consolidated financial statements were approved by directors and available for issuance on November 21, 2025.